Exhibit 1

[LOGO]  HAVAS

                                                         Suresnes, March 3, 2005

     Press release

                                     HAVAS :
                             GREAT 2004 PERFORMANCE


The Board of Directors met yesterday, chaired by Alain de Pouzilhac, and approved the 2004 financial statements. Highlights are as follows:

      o Organic growth accelerated significantly: +2% for the full year, including +4.6% for the fourth quarter

      o Operating income of (euro) 197 million, showing strong growth of +45%

      o Operating margin of 14.2% for the second half 2004, compared to 8.4% for the second half 2003

      o Full-year operating margin rebounds to 13.2% compared to 8.3% in 2003, an increase of + 490 basis points

      o Net income before goodwill (Group share) of (euro) 92 million, compared with a loss of (euro) 179 million in 2003

      o Diluted earnings per share before goodwill of 27 cents, against a loss of 56 cents in 2003

      o Balance sheet significantly strengthened by success of the (euro) 404 million capital increase in October 2004

      o Free cash flow(1) before capital increase highly positive at (euro) 103 million

      o Net debt divided almost by 3, down from (euro) 642 million to (euro) 226 million

      o     Proposed dividend per share up +40%

      o New business up +59% in terms of annual net revenue (at constant exchange rates)

      o The Group is confirmed as one of the leaders in creativity worldwide.

----------

(1) Free cash flow = Net cash from operating activities - net cash used in investments - dividends paid and before buy-backs of 2006 Oceanes.

The Havas Group has demonstrated its capacity to meet its targets of a return to growth, strong improvement of profitability and the establishment of a solid, sustainable financial structure.

      1.    Significant return to organic growth

      On a comparable basis and at constant exchange rates, organic growth reached +2% for the full year. Growth improved considerably over all four quarters (+0.7% for Q1, +0.5% for Q2, +2.1% for Q3 and +4.6% for Q4).
      Fourth quarter growth was the strongest since the first quarter of 2001.

      2.    Very strong improvement in profitability

      Operating income of (euro) 197 million rose strongly by +45%.
      The improvement in operating margin to +13.2% in 2004 from +8.3% in 2003, clearly demonstrates the validity and effectiveness of the strategic reorganization undertaken at the end of 2003. It is also a result of strict, ongoing cost control and the acceleration of organic growth throughout 2004. In the second half of 2004, the operating margin was 14.2% compared to 8.4% for the second half of 2003. It was also well above the 12.2% posted for the first half 2004, benefiting from the significant increase in organic growth recorded in the fourth quarter.

      The improved profitability is reflected in net income before goodwill amortization and impairment (Group share), which totals (euro) 92 million, and consolidated net income (Group share) of (euro) 34 million, compared with the 2003 losses of (euro) 179 million and (euro) 396 million respectively. Diluted EPS before goodwill is 27 cents compared with a loss of 56 cents in 2003.

      3. Considerable reduction in debt and a solid, sustainable financial structure

      The combination of a return to a satisfactory operating margin, ongoing strict control of investments and the success of the capital increase in October has completely transformed Havas financial structure. In addition, free cash flow before the capital increase and the buy-backs of 2006 Oceanes was positive at (euro) 103 million, well above expectations. Net debt at December 31 was divided by almost 3, down from (euro) 642 million to (euro) 226 million.
      With gearing of 22% and a ratio of net debt/operating income before depreciation of 0.9x at the end of 2004, the Group is well positioned for sustainable growth.

      4.    2004 dividend

      The Board of Directors has decided to recommend to the next Annual Shareholders Meeting a 40% increase of the Havas dividend to 7 cents, for a number of shares that increased 40%. The payout ratio would be 32%.

      5.    Excellent fundamentals in 2004

      1) New business up +59% (in terms of estimated annual net revenue)

      Net new business for 2004 totaled (euro) 1.5 billion in billings. Expressed as annual net revenue at constant exchange rates, the increase was + 59 % compared to 2003.

      During the first quarter, Arnold Worldwide Partners won major accounts for prestigious brands, in the United States in particular. These included Relpax (Pfizer) and Tyson Foods. From the end of the second quarter onwards, Euro RSCG was awarded major accounts in the health sector, such as Lovenox for Sanofi Aventis and Nicotinell for Novartis. The rebound in new business accelerated in the second half for Euro RSCG with major gains in traditional advertising, such as Claritin, Advair, Charles Schwab, Matalan, and Diageo in marketing services. In media, it was a year for excellent synergies between advertising and media, with accounts won in parallel for Tyson Foods, Goodyear, Delta Faucet and Vonage. Locally, MPG won the accounts for such prestigious brands such as Coca-Cola in Argentina, Volkswagen in Spain and SNCF in France.

      The pace of new business has continued since the beginning of 2005, with important accounts won such as the launch of the Benefiber fiber supplement, a new product from Novartis (Euro RSCG NY), the Lukoil oil company (Arnold), the PR account of Yahoo! HotJobs website (Euro RSCG Magnet), Lou lingerie (Euro RSCG Compagnie), and the Homebase home improvements brand (Euro RSCG 4D). In media, MPG won P&O Ferries' cruises, Auto Zone (automobile accessories) and Mitsubishi (automobile).

      Over the same period, the Intel account and the Volkswagen US media account were lost.

      2)    International recognition for the networks' creativity

      Following on from an excellent year in 2003, Havas again won recognition from the international advertising community for its creativity.
      At the New York Film Festival, in the category of TV Gold Lions, Havas took half the awards that went to French agencies.
      At the Cannes Film Festival, Havas won the most awards of any group worldwide, sweeping 25% of the prizes, where France, Thailand and Argentina took the honors. The UK, Netherlands, Italy, the USA and Brazil won awards in other categories.
      Amongst the most awarded campaigns in 2004, we highlight the Peugeot films, "The Bridge" and "Toys", Evian's "Waterboy" and Soken DVD ""Kill Bill Kill Bill / Titititannic / XXX".

      3)    Management team transformed by the arrival of new talent

      Havas, and in particular Euro RSCG Worldwide, attracted new talent to management positions around the world. In the United States, these included Jim Heekin (Chairman and CEO of Euro RSCG Worldwide), David Jones (CEO of Euro RSCG New York), Jeff Kling (Executive Creative Director of Euro RSCG New York), Ron Bess (Regional Director of North America) and Stefan Poaster (Chairman and CEO of Euro RSCG Chicago). In the United Kingdom, Ben Langdon was appointed Chairman of Euro RSCG UK. Arnold in New York also attracted such renowned creative directors as John Staffen (Executive Creative Director), Tom Baginski and Gary Rozanski (Senior Creative Directors). At the beginning of 2005, Charlie Rutman joined MPG North America as CEO.

      Commenting on these results, Alain de Pouzilhac, Chairman and CEO of Havas, said: "The 2004 results demonstrate the perfect execution of the strategic reorganisation started in fall 2003. These results are spectacular. They highlight the enormous effort made by the Havas teams all around the world and the strength and talent of our people in servicing their existing clients and winning new ones. I want to thank them once again for their commitment and enthusiasm. They also illustrate the effectiveness of our strategy and our business model. The return to high levels of competitiveness at all levels in 2004 is a sign that Havas has really turned the corner over the past 18 months. We have revived our pride and winning spirit and our potential for development is great. That's the kind of motivation that has placed Havas among the world leaders in its industry.
      As a result, we start the year 2005 confidently. Our objective is to continue the positive development of our organic growth, and to further improve Havas's profitability, notably, through cost reduction."

About Havas
Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information
This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business:
Net new business represents the estimated annual advertising budgets (or revenue depending on the cicumstance) for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets (or revenue depending on the circumstance) for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets (or revenue depending on the circumstance), clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                     Peggy Nahmany
                                    Tel: +33 (0)1 58 47 90 73
                                    peggy.nahmany@havas.com

Investor Relations:                 Virginia Jeanson
                                    Tel: +33 (0)1 58 47 91 34
                                    virginia.jeanson@havas.com

                                    Catherine Francois
                                    Tel: +33 (0)1 58 47 91 35
                                    catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 9 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 518 765, 60 euros - 335 480 265 RCS Nanterre - APE 744

APPENDIX 1: CONSOLIDATED INCOME

Consolidated profit and loss

-------------------------------------------------------------------------------------
                          In (euro) million               2004      2003       2002
-------------------------------------------------------------------------------------
Revenue                                                   1 494     1 645      1 987
-------------------------------------------------------------------------------------
Compensation                                               (838)     (968)    (1 124)
Other expenses, net                                        (459)     (541)      (635)
Total Operating expenses                                 (1 297)   (1 509)    (1 759)
-------------------------------------------------------------------------------------
Operating income                                            197       136        228
-------------------------------------------------------------------------------------
Financial income (expense)                                    1       (45)       (47)
Profit before tax and exceptional items                     198        91        182
Exceptional items                                           (62)     (226)        (9)
Tax                                                         (36)      (38)       (61)
Net income of fully consolidated companies                  100      (173)       112
Income from associates (equity method)                        1         1
-------------------------------------------------------------------------------------
Net income before goodwill amortization and
impairment                                                  101      (172)       112
-------------------------------------------------------------------------------------
Group share                                                  92      (179)        95

Goodwill amortization and impairment                        (58)     (217)       (71)
-------------------------------------------------------------------------------------
Consolidated net income                                      43      (389)        41
-------------------------------------------------------------------------------------
Group share                                                  34      (396)        23

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
Earnings per share (in (euro)) (1)
Net income before goodwill amortization and impairment
                                                        -----------------------------
     Basic earnings                                        0.27     (0.56)      0.30
     Diluted earnings                                      0.27     (0.56)      0.29
                                                        -----------------------------
Consolidated net income
                                                        -----------------------------
     Basic earnings                                        0.11     (1.24)      0.07
     Diluted earnings                                      0.10     (1.24)      0.07
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
EBIT                                                        136       (89)       220
-------------------------------------------------------------------------------------

(1) 2002 and 2003 earnings per share have been adjusted by a factor of 0.93254 following the rights issue on October 19th, 2004.

Consolidated balance sheet

----------------------------------------------------------------------------------
                                             31.12.2004    31.12.2003   31.12.2002
              ASSETS (in (euro) million)         Net           Net          Net
----------------------------------------------------------------------------------
Goodwill                                          1 497         1 583        1 893

Other intagible assets                               47            54           63

Tangible assets                                     111           137          191
Land                                                                1            4
Buildings                                            27            39           42
Plant and equipment                                  25            36           51
Others                                               59            62           93

Financial assets                                     38            23           27
Investments in non-consolidated companies             5             6            7
Associates' equity (equity method)                    1             1
Others                                               32            16           20

----------------------------------------------------------------------------------
Total Fixed assets                                1 693         1 797        2 174
----------------------------------------------------------------------------------

Work in progress                                     46            60           81
Trade receivables                                 1 010         1 132        1 370
Other debtors and sundry receivables                323           387          485
Deferred tax assets                                 165           167          203
Marketable securities                               249           446          478
Cash                                                324           253          317

----------------------------------------------------------------------------------
Total Current assets                              2 117         2 444        2 934
----------------------------------------------------------------------------------
TOTAL ASSETS                                      3 810         4 241        5 108
----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
  LIABILITIES AND EQUITY (In (euro) million)    31.12.2004    31.12.2003   31.12.2002
--------------------------------------------------------------------------------------
Shareholders' equity (Group share)                   1 029           641        1 165
Share capital                                          172           122          122
Share premium account                                1 528         1 790        1 786
Retained earnings                                     (705)         (875)        (766)
Consolidated net income                                 34          (396)          23

Minority interests                                      20            21           32
Retained earnings                                       11            14           15
Net income                                               9             7           17

Provisions for risk and expenses                       171           245          158

Financial liabilities                                  799         1 341        1 459
Convertible bonds                                      636         1 101        1 215
Other borrowings and financial liabilities             163           240          244

Operating and non-operating payables                 1 791         1 993        2 293
Trade payables                                       1 016         1 047        1 169
Other payables                                         765           936        1 120
Deferred tax liabilities                                10            10            3
--------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                         3 810         4 241        5 108
--------------------------------------------------------------------------------------

Consolidated statement of cash flows

----------------------------------------------------------------------------------------------------
                   In (euro) million                                    2004       2003       2002
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Consolidated net income :  Group share                                    34       (396)         23
                           Minority interests                              9          7          17

Elimination of non-cash items:

+ Amortization and depreciation                                          101        274         144
+ Changes in provisions and deferred taxes                               (61)       130          25
- (Gains) / losses on disposal of fixed assets                            46          7         (12)

Income from associates (equity method), net of dividends

OPERATING CASH FLOWS                                                     129         22         197

Changes in working capital                                                52        132          47
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                181        154         244
----------------------------------------------------------------------------------------------------
INVESTISSEMENTS

Purchase of fixed assets                                                (125)      (116)       (154)
- Intangible and tangible                                                (37)       (55)        (71)
- Financial                                                              (88)       (61)        (83)

Proceeds from sale of fixed assets                                        67         35          44
- Intangible and tangible                                                  6         23          29
- Financial                                                               61         12          14
----------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTMENTS                                             (58)       (81)       (110)
----------------------------------------------------------------------------------------------------
FINANCING

Dividends paid to Havas' shareholders                                    (15)       (30)        (70)
Dividends paid to minority interests                                      (5)       (13)        (19)
Capital increase                                                         389          6           9

Proceeds from long-term borrowings                                        31         12         457
Repayment of long-term borrowings                                       (645)      (154)        (77)
Changes in cash from financing activities                                  1         53          11
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING                                   (244)      (126)        311
----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (121)       (53)        445

Cash and cash equivalents brought forward at January 1 (1)               624        698         287
Currency translation adjustments on cash and cash equivalents            (10)       (21)        (34)
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31 (1)                             493        624         698
----------------------------------------------------------------------------------------------------

(1) << Cash and cash equivalents >> at January 1 and December 31 does not include treasury stock which is shown in << Marketable securities >> in the balance sheet assets, as it cannot be assimilated as available.

APPENDIX 2: 2004 ORGANIC GROWTH

                                                               In (Euro) Million

1. 2003 Revenue                                                            1 645
2. Exchange rate impact                                                     (66)
3. 2003 Revenue at 2004 exchange rates                                     1 579
4. Impact of companies sold or closed                                      (129)
5. Impact of acquisitions                                                    +14
6. 2003 Revenue at 2004 exchange rates and scope                           1 464
7. 2004 Reported revenue                                                   1 494
8. Organic growth                                                          +2.0%